Exhibit 99.4

Amendment One

This Document is a Non-binding English translation of a German offer documEnt pursuant to the German Securities Acquisition and Takeover Act (WpÜG). IN Case of any discrepancy between the English and the German version the German version prevails.

Mandatory publication
pursuant to sections 34, 21 para. 1 sentence 1 no. 1, para. 2 sentence 1 in conjunction with section 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Shareholders of ProSiebenSat.1 Media SE, in particular those that have their place of residence, seat, or place of habitual abode in the United States of America or otherwise outside the Federal Republic of Germany, the Member States of the European Union, and the European Economic Area, should take particular note of the information contained in section 1 "General information on the implementation of the Takeover Offer" and in Section 13.9 "Holders of American Depositary Receipts" of the Offer Document published on 8 May 2025 as well as the information contained in section 1 of this Offer Amendment.

Amendment to the Voluntary Public Takeover Offer
(Combined Cash and Exchange Offer)

made by

MFE-MEDIAFOREUROPE N.V.

(with corporate seat in Amsterdam, the Netherlands)

Viale Europa 46

20093 Cologno Monzese

Italy

to the shareholders of

ProSiebenSat.1 Media SE

Medienallee 7

85774 Unterföhring

Germany

to acquire their registered no-par value shares in ProSiebenSat.1 Media SE in return for payment of a cash amount of EUR 4.48

and

granting of 1.3 ordinary shares A in MFE-MEDIAFOREUROPE N.V.

per one share in ProSiebenSat.1 Media SE

(Increase of the Offer Consideration from EUR 4.48 in cash and 0.4 MFE Offer Shares by 0.9 MFE Offer Shares to EUR 4.48 in cash and 1.3 MFE Offer Shares)

Acceptance Period:

8 May 2025 to 13 August 2025, 24:00 hrs (Frankfurt am Main local time) / 18:00 hrs (New York local time)

ProSiebenSat.1 Media SE shares: ISIN DE000PSM7770

Tendered P7 Shares: ISIN DE000PSM77V4

MFE Offer Shares: ISIN NL0015001OI1

TABLE OF CONTENTS

TABLE OF CONTENTS		2

1.	General information and notes	3
1.1	Law Applicable to the Amended Offer	3
1.2	Special information for P7 Shareholders whose seat or place of residence is in the United States or elsewhere outside of Germany	3
1.3	Publication of the Offer Document and the Amendment to the Offer	5
1.4	Dissemination of the Offer Document and the Offer Amendment	6
1.5	Status and source of the information contained in the Offer Amendment	6
1.6	Forward-looking statements and intentions	6
1.7	No updates	7
1.8	Competing offer pursuant to section 22 WpÜG by PPF IM LTD	7

2.	Amendment to the Offer (Increase of the Offer Consideration)	8

3.	No extension of the Acceptance Period	8

4.	Background of the Offer Amendment	9
4.1	Strategic and industrial background of the Amended Offer	9
4.2	Financial adequacy of the Increased Offer Consideration	10

5.	Financing of the Amended Offer	13
5.1	Financing requirement	13
5.2	Financing of the Increased Offer Consideration	14

6.	Liquidity of the MFE Offer Shares	15
6.1	Relevant period for the liquidity test	16
6.2	Relevant market for the liquidity test	16
6.3	Assumptions and data basis for the liquidity test	16
6.4	Daily trading	17
6.5	Determination of free float for calculation of market capitalization	18
6.6	Calculation of market capitalization of the free float after settlement	18
6.7	Determination of the number of average daily trades	18
6.8	Determination of the daily value traded	19
6.9	Results of the liquidity test	19

7.	Expected effects of a successful Amended Offer on the assets, financial position, and performance of the Bidder	20
7.1	Status quo and assumptions	21
7.2	Methodical approach and reservations	24
7.3	Effects on the Bidder's company-only financial statements	25

8.	Withdrawal Rights	26

9.	Declaration of assumption of responsibility	27

Annex 1	Update of the information pursuant to section 2 no. 2 of the WpÜG Offer Regulation in conjunction with article 1 (4) (1) lit. f and article 1 (5) (1) lit. e EU Prospectus Regulation and in conjunction with the respective requirements pursuant to Delegated Regulation (EU) 2021/528, as annexed to the Offer Document	28

1.	General information and notes

1.1	Law Applicable to the Amended Offer

On 8 May 2025, the Bidder published the Offer Document for its Offer to the P7 Shareholders pursuant to the WpÜG. The Offer relates to the acquisition of all P7 Shares not already directly held by the Bidder and is addressed to all P7 Shareholders.

The following information amends and supplements the Offer and the Offer Document. The Offer Document must be read and interpreted together with this amendment to the Offer ("Offer Amendment" and together with the Offer Document the "Amended Offer"). Unless otherwise provided in this Offer Amendment, the provisions contained in the Offer Document shall continue to apply unchanged. Terms used in this Offer Amendment as defined terms and defined in the Offer Document shall each have the meaning ascribed to them in the Offer Document, unless expressly provided otherwise in this Offer Amendment.

The Amended Offer is being made exclusively pursuant to the laws and regulations of Germany, in particular in accordance with the WpÜG and the WpÜG Offer Regulation, as well as a number of provisions of the securities laws of the United States applicable to cross-border takeover offers.

The Amended Offer also affects the information contained in the exemption document pursuant to article 1 (4) (1) lit. f and article 1 (5) (1) lit. e of Regulation (EU) 2017/1129 dated 8 May 2025 which forms part of the Offer Document as Annex 9 ("Exemption Document"). Material changes and updates resulting from the Amended Offer and the PPF Partial Offer (as defined below) are set forth in Annex 1 to this Offer Amendment. Annex 1 forms part of this Offer Amendment and should be read together with the main part.

1.2	Special information for P7 Shareholders whose seat or place of residence is in the United States or elsewhere outside of Germany

The Amended Offer relates to shares in a European Company (Societas Europaea – SE) incorporated under the laws of Germany and is subject to the statutory provisions of the Federal Republic of Germany on the implementation of such an offer. The Amended Offer will not be submitted to the review or registration procedures of any securities regulator outside of Germany and has not been approved or recommended by any such securities regulator.

U.S. Shareholders should note that this Offer is made for securities of a company which is a "foreign private issuer" within the meaning of the Exchange Act, and the shares of which are not registered under Section 12 of the Exchange Act. The Amended Offer is being made in the United States in reliance on the Tier I exemption from certain requirements of the Exchange Act and on the basis of an exception to the US registration rules pursuant to Rule 802 of the Securities Act and is principally governed by applicable laws, regulations, disclosure requirements and procedures of the Federal Republic of Germany, which are different from those of the United States. The financial information relating to the Bidder and P7 included in the Offer Amendment were prepared in accordance with provisions applicable in the Federal Republic of Germany and were not prepared in accordance with generally accepted accounting principles in the United States; therefore, it may not be comparable to financial information relating to United States companies or companies from other jurisdictions outside the Federal Republic of Germany.

The Bidder reserves the right, to the extent permitted by law, to directly or indirectly acquire additional P7 Shares outside the Amended Offer on or off the stock exchange, provided that such acquisitions or arrangements to acquire will comply with the applicable German statutory provisions, in particular the WpÜG, and Rule 14e-5 of the Exchange Act, and the Offer Consideration is increased in accordance with the WpÜG, to match any consideration paid outside of the Offer if higher than the Offer Price. P7 Shareholders should be aware that the Bidder may purchase securities, for example, in open market or privately negotiated purchases. Information about such acquisitions or acquisition arrangements will be published in German pursuant to section 23 para. 2 WpÜG. The information will also be published in a non-binding English translation on the Bidder's website at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/.

It may be difficult for shareholders from the United States (or from elsewhere outside of Germany) to enforce certain rights and claims arising under United States federal securities laws (or other laws they are acquainted with) since the Bidder and P7 are located outside the United States (or the jurisdiction where the shareholder resides), and some or all of their respective officers and directors reside outside the United States (or the jurisdiction where the shareholder resides). P7 Shareholders may not be able to sue a non-United States company or its officers or directors in a non-United States court for violations of United States securities laws. It also may be difficult to compel a non-United States company and its affiliates to subject themselves to a United States court’s judgment.

The receipt of the Offer Consideration may be a taxable transaction under applicable tax laws, including those of the country of residency of the P7 Shareholder. It is recommended to consult independent professional advisors immediately regarding the tax consequences of acceptance of the Amended Offer. Neither the Bidder nor any persons acting jointly with the Bidder within the meaning of section 2 para. 5 sentences 1 and 3 WpÜG nor any of its directors, officers or employees accept responsibility for any tax effects on or liabilities of any person as a result of the acceptance of the Amended Offer. This document does not include any information in respect of foreign taxation.

1.3	Publication of the Offer Document and the Amendment to the Offer

The Bidder published the Offer Document pursuant to sections 34, 14 para. 2 and 3 WpÜG on 8 May 2025 by way of (i) announcement on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ and (ii) making copies of this Offer Document available free of charge at BNP Paribas S.A., Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt am Main, Germany (inquiries via email to frankfurt.gct.operations@bnpparibas.com indicating a complete mailing address or email address). The announcement about making copies of this Offer Document available free of charge in Germany and the internet address at which the Offer Document is published was made on 8 May 2025 in the Federal Gazette (Bundesanzeiger).

The Bidder published this Offer Amendment pursuant to pursuant to sections 34, 21 para. 1 sentence 1 no. 1, para. 2 sentence 1 in conjunction with section 14 para. 3 WpÜG on 28 July 2025 by way of (i) announcement on the internet at https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/ and (ii) making copies of this Offer Amendment available free of charge at BNP Paribas S.A., Niederlassung Deutschland, Senckenberganlage 19, 60325 Frankfurt am Main, Germany (inquiries via email to frankfurt.gct.operations@bnpparibas.com indicating a complete mailing address or email address). The announcement about making copies of this Offer Amendment available free of charge and the internet address at which the Offer Document is published was made on 28 July 2025 in the Federal Gazette (Bundesanzeiger).

In addition, the Bidder provides a non-binding English translation of the Offer Document and the Offer Amendment, which have not been reviewed by BaFin, at the aforementioned internet address, https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/. The announcement about the internet address at which the Offer Amendment is published is expected to be made on or around 28 July 2025 in Access Newswire in the United States.

1.4	Dissemination of the Offer Document and the Offer Amendment

The publication, dispatch, distribution, or dissemination of the Offer Document and the Offer Amendment or other documents related to the Amended Offer may be subject to legal restrictions outside of Germany, the Member States of the European Union and the European Economic Area, and the United States. This Offer Amendment and other documents related to the Amended Offer may not be dispatched to or disseminated, distributed, or published by third parties in countries in which this would be illegal. The Bidder has not given its permission for this Offer Amendment to be dispatched, published, distributed, or disseminated by third parties outside of Germany, the Member States of the European Union and the European Economic Area, and the United States. Therefore, custodian investment services enterprises (Wertpapierdienstleistungsunternehmen) may not publish, dispatch, distribute, or disseminate this Offer Amendment outside of Germany, the Member States of the European Union and the European Economic Area, and the United States unless it is done in compliance with all applicable national and foreign statutory provisions.

The Bidder and the persons acting jointly with the Bidder within the meaning of section 2 para. 5 WpÜG do not assume any responsibility for whether the acceptance of the Amended Offer outside of Germany, the Member States of the European Union and the European Economic Area, and the United States is permitted under the applicable statutory provisions.

1.5	Status and source of the information contained in the Offer Amendment

All information and statements on intentions, as well as all other information in this Offer Amendment are based on the knowledge or intentions of the Bidder at the time of publication of this Offer Amendment. The information about P7 and the P7 Group contained in this Offer Amendment is based on publicly accessible sources of information (e.g., published financial reports and press releases). In particular, the 2024 annual report of P7 for the period ending 31 December 2024 was used in the preparation of this Offer Amendment. The Bidder did not separately verify the accuracy of information accessible to the public. The Bidder has not conducted any due diligence review of the P7 Group based on non-public information provided by the P7 Group.

1.6	Forward-looking statements and intentions

The Offer Amendment contains certain forward-looking statements. These statements do not constitute facts and are denoted by words such as "expect," "believe," "anticipate," "intend," "seek," "assume," or similar phrases. These statements express the intentions, opinions, or current expectations of the Bidder or the Bidder-Controlling Shareholders with respect to possible events in the future, for example, with regard to the possible consequences of the Amended Offer for P7 and the P7 Shareholders that choose not to accept the Amended Offer or with regard to the future financial performance of P7. Such forward-looking statements are based on current plans, estimates, and projections that the Bidder and the Bidder-Controlling Shareholders have made to the best of their knowledge, but they do not make any claims as to their future accuracy. Forward-looking statements involve risks and uncertainties, most of which are difficult to predict and are generally beyond the control of the Bidder and the Bidder-Controlling Shareholders. The forward-looking statements contained in this Offer Amendment might turn out to be inaccurate, and future events and developments might deviate materially from the forward-looking statements contained in this Offer Amendment.

It is possible that the Bidder and the Bidder-Controlling Shareholders may change their intentions and evaluations expressed in this Offer Amendment after its publication.

1.7	No updates

The Bidder will update this Offer Amendment and the Offer Document (also with regard to any changed intentions of the Bidder or the Bidder-Controlling Shareholders) only to the extent required by the WpÜG.

1.8	Competing offer pursuant to section 22 WpÜG by PPF IM LTD

On 4 June 2025, PPF IM LTD, a limited liability company incorporated under the laws of Cyprus, registered with the Cypriot commercial register (Department of the Registrar of Companies and Intellectual Property) under registration number HE 434775 and having its registered office at Themistokli Dervi 48, Athienitis Centennial, Flat 603, 1066 Nicosia, Cyprus ("PPF"), made a public purchase offer in the form of a partial offer to the shareholders of P7 for the acquisition of up to 31,774,760 P7 Shares not directly held by PPF ("PPF Partial Offer"). The PPF Partial Offer has been published on the internet at www.prism-offer.com.

As the PPF Partial Offer is a competing offer of the Amended Offer within the meaning of section 22 WpÜG, the publication of this Offer Amendment has the following legal consequences for the PPF Partial Offer:

P7 Shareholders who have already accepted the PPF Partial Offer prior to the publication of this Offer Amendment can withdraw from the agreements concluded by the acceptance of the PPF Partial Offer pursuant to section 22 para. 3 WpÜG applied analogously during the Acceptance Period. However, there is no right of withdrawal from such agreements if the PPF Partial Offer has been accepted after publication of this Offer Amendment.

2.	Amendment to the Offer (Increase of the Offer Consideration)

Pursuant to section 4 of the Offer Document, the Offer Consideration amounts to EUR 4.48 in cash and 0.4 MFE Offer Shares per P7 Share.

On 27 July 2025, the Bidder has decided to increase the Offer Consideration by way of increase of the Share Component from 0.4 MFE Offer Shares to a total of now 1.3 MFE Offer Shares ("Increased Share Component").

Subject to the terms and conditions set forth in the Offer Document and this Offer Amendment, the Bidder now offers to acquire all P7 Shares (ISIN DE000PSM7770) not directly held by the Bidder in return for payment of a mixed cash and share consideration per P7 Share of

EUR 4.48 in cash

and

1.3 MFE Offer Shares

("Increased Offer Consideration")

The Increased Offer Consideration per P7 Share applies to all P7 Shares, each representing a pro rata amount of EUR 1,00 of the share capital, including all ancillary rights, in particular the entitlement to profits, existing at the time of settlement of the Amended Offer.

The calculatory value of the Increased Share Component, based on the three-month average closing price of the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) the reference date 25 March 2025 in the amount of EUR 3.182 (source: FactSet, see Annex 7 of the Offer Document), amounts to EUR 4.14 (EUR 3.182 multiplied by 1.3 MFE Offer Shares). Based on such three-month average closing price of the MFE Shares A, the Increased Offer Consideration, consisting of the Cash Component in the amount of EUR 4.48 and the Increased Share Component, corresponds therefore to a calculatory value of EUR 8.62 ("Increased Offer Consideration Value").

3.	No extension of the Acceptance Period

The Offer Amendment is made before the beginning of the last two weeks before the expiration of the Acceptance Period pursuant to section 21 para. 5 WpÜG. The Acceptance Period will therefore not be extended, but will still end on 13 August 2025, 24:00 hours (local time Frankfurt am Main) / 18:00 hours (local time New York), unless it is further extended in accordance with the statutory provisions of the WpÜG.

4.	Background of the Offer Amendment

4.1	Strategic and industrial background of the Amended Offer

As described in section 8 of the Offer Document, the Bidder regards its stake in P7 as long-term investment and commitment to P7 with a view to contribute more actively to accelerate the execution of the present strategy of P7 of "focalization on core business" and to the development of P7’s strategic direction in the future.

With the Amended Offer, the Bidder intends to continue to explore opportunities for further collaboration with P7 and to support both the Management Board and the Supervisory Board in addressing current challenges and capitalizing market opportunities. As a strong and reliable industrial partner, the Bidder is committed to provide, if requested, both strategic and financial support to P7 (as described in sections 8 and 9.1 of the Offer Document) with the aim of fostering long-term value creation for all shareholders.

The Increased Offer Consideration reflects the Bidder's intention to present an attractive and competitive offer to the shareholders of P7 (please refer to section 4.2 of this Offer Amendment for the financial adequacy of the Increased Offer Consideration and to section 4.2.3 of this Offer Amendment for a comparison with the terms of the PPF Partial Offer).

The Bidder believes the future growth and development of P7 are directly tied to the need for an anchor industrial investor such as the Bidder who is capable of providing to the P7 Group:

•	long-term strategic commitment and alignment;

•	complementary and scalable industrial capabilities (advertising, tech, data);

•	financing capacities; and

•	governance stability.

In the Bidder's view, P7 is at a critical juncture due to significant pressure in several areas. The Bidder sees the P7 Group as contending with mounting challenges across both its advertising-driven core and its non-core asset portfolio, in a context of accelerating structural change within the broader media industry, as demonstrated also by recent commercial (TF1/Netflix) and strategic announcements (RTL/Sky Deutschland or France Television/Amazon).

Linear TV revenue from advertising is under strain from shifting consumer habits, digital competition, and economic uncertainty and monetization remains a challenge at scale. Concurrently, the debt leverage of P7, in the Bidder's view, appears to be compromising the investment activities needed in the core TV business.

The Bidder believes that in the current European landscape, where traditional TV players face significant challenge from newer entrants, in particular streaming giants and other tech challengers, the necessity for strategic combinations is increasing and such combinations could enable economies of scope and scale, ultimately aimed at promoting competitive growth.

Due to recent changes in the circumstances that have impressed new competitive dynamics in the media space in Europe, the Bidder has meanwhile decided to increase its shareholding not only over time, but to apply an accelerated timetable, and intends to acquire a higher stake in P7 under the Amended Offer.

Depending on the stake held by the Bidder in P7 after the consummation of the Amended Offer, or at any future date, and depending on the economic situation and the legal framework at that point in time, the Bidder intends, subject to market conditions and only insofar as it is economically reasonable, to assess the effectuation of a combination of the businesses of the P7 Group and MFE Group, whether by way of integration into MFE Group or otherwise.

The Bidder believes that a combination of the businesses of MFE and P7, if and when achievable, under the creation of a combined group and the consolidation of P7's assets with the Bidder ("Combined Group"), offers significant strategic advantages and significant synergy potential for the Combined Group, inter alia, in the areas of Advertising, Tech and Data. The expected incremental annual EBIT effects will be of up to EUR 419 million (expected to be fully achieved in year-four). One-time combination costs and investments of up to EUR 145 million are expected. The pan-European consolidation project bases its value drivers on restoring growth opportunities and not only on cost synergies.

In addition, following the consummation of the Amended Offer, the Bidder intends to carry out a further in-depth analysis of potential synergies and revenues opportunities between the Bidder and P7 Group.

The Bidder intends to achieve the synergies primarily by leveraging growth potential and achieving long-term value creation and not by closing sites or cutting jobs.

4.2	Financial adequacy of the Increased Offer Consideration

When determining the Increased Offer Consideration, the Bidder took into consideration in particular the historic stock exchange prices of the P7 Share, target price expectations regarding the stock exchange price of the P7 Share and the offer price of the PPF Partial Offer.

4.2.1	Financial adequacy of the Increased Offer Consideration in relation to historical stock exchange prices

Based on historical stock exchange prices of the P7 Share and on the three-month average closing price of the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) the reference date 25 March 2025 in the amount of EUR 3.182 (source: FactSet, see Annex 7 of the Offer Document), the Increased Offer Consideration Value of EUR 8.62 per P7 Share (as described in section 2 of this Offer Amendment) includes the following premiums:

(a)	The stock exchange price (XETRA closing price) on 25 March 2025, i.e., on the last trading day prior to the publication of the Bidder's decision to make the Offer, amounted to EUR 6.45 per P7 Share (source: Factset). The Increased Offer Consideration Value of EUR 8.62 thus includes a premium of EUR 2.17, or approximately 34%, based on this stock exchange price.

(b)	The volume-weighted average stock exchange price in the last three months up to (and including) 25 March 2025 as communicated by BaFin amounted to EUR 5.74 per P7 Share. The Increased Offer Consideration Value of EUR 8.62 thus includes a premium of EUR 2.88, or approximately 50%, based on this average price.

(c)	The volume-weighted average stock exchange price in the last six months up to (and including) 25 March 2025 amounted to EUR 5.53 per P7 Share (source: Factset). The Increased Offer Consideration Value of EUR 8.62 thus includes a premium of EUR 3.09, or approximately 56%, based on this average price.

(d)	The stock exchange price (XETRA closing price) on 25 July 2025, i.e., on the last trading day prior to the publication of this Offer Amendment, amounted to EUR 7.04 per P7 Share (source: Factset). The Increased Offer Consideration Value of EUR 8.62 thus includes a premium of EUR 1.58, or approximately 22%, based on this stock exchange price.

4.2.2	Financial adequacy of the Increased Offer Consideration in relation to target price expectations

In addition to the above, the Bidder believes that the Increased Offer Consideration Value of EUR 8.62 per P7 Share is adequate and attractive also based on the analyst expectations shown below regarding the target prices for the P7 Share published on Bloomberg in the last three months up to (including) 25 July 2025 (i.e., the last trading day prior to the publication of this Offer Amendment):

Bank	Analyst report dated	Target price (EUR)
DZ Bank AG Research	12/05/2025	8.80
Landesbank Baden-Wuerttemberg	16/05/2025	7.00
MWB Research	16/05/2025	7.00
M.M.Warburg Co.	22/05/2025	7.00
Bernstein	13/06/2025	7.00
AlphaValue/Baader Europe	03/07/2025	9.39
JP Morgan	06/07/2025	11.00
Deutsche Bank	07/07/2025	7.00
Barclays	14/07/2025	7.00
Oddo BHF	21/07/2025	9.50
Kepler Cheuvreux	23/07/2025	6.00
Average		7.88

Source: Bloomberg, 25 July 2025.

Based on these analyst expectations, the average target price for the P7 Share is approximately EUR 7.88. If that average is taken as a reference, the Increased Offer Consideration Value of EUR 8.62 includes a premium of EUR 0.74, or approximately 9%.

The average of the price targets for the P7 Share as referenced in section 7.4.2 of the joint reasoned statement of the Management Board and the Supervisory Board pursuant to section 27 para. 1 WpÜG published on 22 May 2025 in relation to the Offer is EUR 7.44. The Increased Offer Consideration Value of EUR 8.62 thus includes a premium of EUR 1.18, or approximately 16%, based on this average price.

4.2.3	Financial attractiveness of the Increased Offer Consideration compared to the PPF Partial Offer

The Increased Offer Consideration (as described in section 2 of this Offer Amendment) represents a highly attractive and competitive offer to the shareholders of P7 in comparison to the PPF Partial Offer:

(a)	The PPF Partial Offer has been made for an offer price in the amount of EUR 7.00 per P7 Share. The Increased Offer Consideration Value of EUR 8.62 thus includes a premium of EUR 1.62, or approximately 23%, based on the offer price for the PPF Partial Offer.

(b)	Unlike the PPF Partial Offer which is limited to a max. of 31,774,760 P7 Shares (corresponding to approx. 13.6% of the share capital of P7) and subject to a pro rata allocation and reversal should the PPF Partial Offer be oversubscribed, the Amended Offer applies to all P7 Shares not already directly held by the Bidder and the Bidder will therefore acquire all P7 Shares that will be tendered into the Amended Offer allowing all P7 Shareholders to evaluate their entire stake.

The Bidder points out that for P7 Shareholders accepting the PPF Partial Offer, there is no guarantee that they will be able to sell their entire stake to PPF even in case all offer conditions of the PPF Partial Offer will be fulfilled.

4.2.4	Conclusion

In light thereof, the Bidder is convinced that the Increased Offer Consideration constitutes an exceedingly attractive consideration for the acquisition of the P7 Shares and offers an exceedingly attractive premium to the shareholders of P7 allowing to participate in the long-term value creation potential of MFE.

5.	Financing of the Amended Offer

5.1	Financing requirement

As of the date of publication of the Offer Amendment, 233,000,000 P7 Shares have been issued. Of that number, 70,216,573 P7 Shares are held by the Bidder. Were the Amended Offer to be accepted for all other 162,783,427 P7 Shares currently being issued, the Bidder, based on the Cash Component of EUR 4.48 and the Increased Share Component of 1.3 MFE Offer Shares per P7 Share, would need financing in the total amount of EUR 729,269,753.28 (162,783,427 P7 Shares multiplied by EUR 4.48, plus the value of the maximum number of remaining fractional rights in the amount of EUR 0.32 (the three-month average closing price of the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) the reference date 25 March 2025 equal to EUR 3.182 multiplied by the fractional rights relating to 0.1 MFE Offer Shares)) ("Amended Cash Obligation") and would need to issue 211,618,455 MFE Offer Shares (rounded down to the next full MFE Offer Share) ("Increased Supply Obligation"). In addition, estimated transaction costs of no more than EUR 40,000,000 ("Transaction Costs") will be incurred by the Bidder in connection with the Amended Offer and its settlement.

The total costs that the Bidder would incur in cash in the context of this Amended Offer for the acquisition of all P7 Shares not already held by it directly, on the basis of the Amended Cash Obligation of EUR 729,269,753.28, together with the Transaction Costs, would thus amount to a maximum of EUR 769,269,753.28 ("Amended Offer Costs").

5.2	Financing of the Increased Offer Consideration

The Bidder has taken the necessary measures prior to publication of this Offer Amendment to ensure that it will have at its disposal the funds necessary to completely satisfy the Amended Offer at the time the claim for payment of the Amended Offer Costs and fulfilment of the Increased Supply Obligation arising under the Amended Offer becomes due and payable.

The total amount available to the Bidder under the Debt Financing (as described in section 14.2.1 of the Offer Document) for payment of the Amended Offer Costs amounts to EUR 1,100,000,000 and, therefore, exceeds the Amended Offer Costs.

As of publication of this Offer Amendment, the authorized capital of the Bidder amounts to EUR 173,676,622.14 and is divided into 532,155,249 MFE Shares A and 236,245,512 MFE Shares B ("MFE Increased Authorized Capital").

The MFE Offer Shares required for the completion of the Amended Offer will be created by way of a capital increase without pre-emptive rights from the MFE Increased Authorized Capital. In addition, to the extent required for the completion of the Amended Offer (in particular, for the fulfilment of the Increased Supply Obligation), MFE Offer Shares will be made available to the Bidder under the Escrow Agreement (as defined below). Fractional amounts, i.e. P7 Shares that do not allow the respective P7 Shareholders who have accepted this Amended Offer to subscribe one full MFE Offer Share based on the exchange ratio, will be processed by the Custodian Banks and the Central Settlement Agent, respectively, as set out in detail in section 13.5 of the Offer Document. The proceeds from the processing of fractional amounts will be credited to the respective P7 Shareholders on a pro-rata basis, and the remaining fractional share rights of 0.1 MFE Offer Shares that cannot be combined into whole shares will be settled in cash.

On 27 July 2025, Fininvest S.p.A. entered into an escrow agreement ("Escrow Agreement") with the Bidder and the Central Settlement Agent relating to 12,500,000 MFE Shares A that are held by Fininvest S.p.A. at an account with the Central Settlement Agent ("Escrow Shares"). Under the Escrow Agreement, the Escrow Shares are made available to the Bidder for purposes of the consummation of the Amended Offer and the settlement of potential share purchase agreements for the acquisition of P7 Shares by the Bidder outside the Amended Offer with a maximum share consideration per P7 Share equal to the Increased Share Component (and thereby proportionally reducing the amount of the Increased Supply Obligation) ("Potential Parallel Purchases"). In the Escrow Agreement, the Central Settlement Agent irrevocably and subject to certain conditions undertook other than for purposes of the settlement of the Amended Offer or the settlement of Potential Parallel Purchases, inter alia, (i) not to transfer, encumber, or deliver any of the Escrow Shares to another account or to otherwise transfer, encumber, or deliver the legal or beneficial ownership of any Escrow Shares, and (ii) not to perform any orders to sell, transfer, encumber, or deliver the legal or beneficial title to any Escrow Shares. In addition, Fininvest S.p.A. irrevocably and subject to certain conditions undertook other than for purposes of the settlement of the Amended Offer or the settlement of Potential Parallel Purchases, inter alia, not to make, cause to be made, or otherwise participate in any order in respect of any Escrow Shares.

Immediately prior to settlement of this Offer, the MFE Board of Directors will, on the basis of the authorization described in section 6.1 of the Offer Document, adopt a resolution to issue a number of MFE Shares A to P7 Shareholders who accepts the Amended Offer and sign a corresponding deed of issuance to the extent required to satisfy the Increased Supply Obligation. Under the MFE Increased Authorized Capital, the MFE Board of Directors can create up to 200,000,000 new MFE Shares A. The MFE Offer Shares will be created on the second Banking Day after the signing of the deed of issuance by the MFE Board of Directors and will be registered, delivered and held as book-entry interest through Monte Titoli, the Bidder's issuer central securities depository and recorded in the accounts of Monte Titoli's participants. In addition, the Bidder has secured 12,500,000 MFE Shares A under the Escrow Agreement which are available to the Bidder for purposes of the settlement of the Amended Offer or the settlement of Potential Parallel Purchases. The amount of 200,000,000 MFE Offer Shares that can be created under the capital increase from the MFE Increased Authorized Capital and 12,500,000 MFE Shares A available to the Bidder under the Escrow Agreement is exceeds the maximum number of 211,618,455 MFE Offer Shares (rounded down to the next full MFE Offer Share) required to fulfil the Increased Supply Obligation.

6.	Liquidity of the MFE Offer Shares

The Increased Share Component also leads to a partial change of the liquidity test carried out in section 10.2 of the Offer Document.

Section 31 para. 2 sentence 1 WpÜG requires that shares offered as consideration in an exchange offer must be "liquid". In the OLG Frankfurt-Ruling, the Higher Regional Court Frankfurt am Main (Oberlandesgericht Frankfurt/Main) defined criteria to determine liquidity within the meaning of section 31 para. 2 WpÜG. If these criteria are met the MFE Offer Shares are presumed to be liquid in any case. The OLG Frankfurt-Ruling derived these criteria from the definition of "liquid shares" in Art. 22 para. 1 DVO. Pursuant to this regulation, a share is deemed to have a liquid market if

(a)	the share is daily traded,

(b)	the share is with a free float not less than EUR 500 million, and

(c)	one of the following conditions is satisfied:

(i)	the average daily number of trades in the share is not less than 500;

(ii)	the average daily turnover for the share is not less than EUR 2 million.

6.1	Relevant period for the liquidity test

The liquidity requirement is intended to ensure that the P7 Shareholders may theoretically immediately be able to realize the value of the MFE Offer Shares received by reselling them. Consequently, the liquidity test should be met for the time after the settlement of the Amended Offer. Therefore, the liquidity of the MFE Offer Shares may only be determined by means of a forecast.

6.2	Relevant market for the liquidity test

After the settlement of this Amended Offer, the MFE Offer Shares will be traded on Euronext Milan Stock Exchange and on Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia. For purposes of this liquidity test, only the expected average daily number of trades and value traded of the MFE Offer Shares on the Euronext Milan Stock Exchange as an organized market within the meaning of section 2 para. 7 WpÜG and trading venue with the highest trading volume in MFE Shares A is considered.

6.3	Assumptions and data basis for the liquidity test

The determination of the liquidity of the MFE Offer Shares at the time of the settlement of this Amended Offer requires a forecast based on historic trading pattern.

This forecast has to consider, though, that the number of MFE Shares A outstanding and the number of shareholders which may trade the MFE Shares A will increase and the total number of MFE Shares A outstanding will depend on the acceptance rate of this Amended Offer.

The analysis underlies the following assumptions and data basis. In particular, the assumptions and the application of the test criteria have been carried out in a prudent manner.

•	Reference trading data: As basis for the required forecast for the number of average daily trades and daily value traded in relation to the Bidder, the trading data of MFE Shares A were used for the period from 26 December 2024 to 6 May 2025 (source: FactSet) ("Trading Reference Period"). The relevant trading data are shown in Annex 8 of the Offer Document.

•	Reference trading venue: The Euronext Milan Stock Exchange on which the MFE Shares A are listed is an organized market within the meaning of section 2 para. 7 WpÜG.

•	Acceptance Rate: It is assumed that the Amended Offer will be accepted for at least 500 P7 Shares (equivalent to approx. 0.0002% of the share capital of and, based on publicly available information, the exercisable voting rights in P7). Taking into account the 70,216,573 P7 Shares directly held by the Bidder at the time of publication of this Offer Amendment (which is equivalent to approx. 30.14% of the share capital of and, according to publicly available information, approx. 30.16% of the exercisable voting rights in P7), this would translate to a shareholding of the Bidder of 70,217,073 P7 Shares (approx. 30.14% of the share capital of and, according to publicly available information, approx. 30.16% of the exercisable voting rights in P7) upon consummation of this Amended Offer.

•	Trading on Euronext Milan Stock Exchange: All MFE Offer Shares will be admitted to trading on the Euronext Milan Stock Exchange and on Spanish stock exchanges in Barcelona, Bilbao, Madrid and Valencia prior to settlement of this Amended Offer and may be traded there. It is assumed that P7 Shareholders receiving MFE Offer Shares will trade those exclusively on the Euronext Milan Stock Exchange. This means all MFE Offer Shares are assumed to be traded on Euronext Milan Stock Exchange.

•	Number of shares: The number of MFE Offer Shares issued to P7 Shareholders in course of the settlement of this Amended Offer, is determined by multiplying (i) 500 (i.e., the assumed number of P7 Shares tendered into the Offer for purposes of the liquidity test) and (ii) 1.3 (i.e. the exchange ratio) ("Increased Number of MFE Offer Shares"). The Increased Number of MFE Offer Shares is 650. For purposes of calculation, the total number of calculated MFE Shares A after settlement of this Amended Offer is the sum of the total Number of MFE Offer Shares and the total number of MFE Shares A outstanding as of publication of this Offer Amendment: 332,155,899 ("Increased Number of Future MFE Shares A"). The ratio of the Increased Number of Future MFE Shares A to the number of MFE Shares A outstanding as of publication of this Offer Amendment amounts to 100.0002% (rounded) ("New Future MFE Shares A/MFE Shares A Ratio").

6.4	Daily trading

The MFE Shares A were traded daily (with the exception of Saturdays, Sundays and other holidays on the respective stock exchange) within the Trading Reference Period. Accordingly, the forecast to be made assumes that daily trading will also take place with the MFE Offer Shares.

6.5	Determination of free float for calculation of market capitalization

The liquidity test requires that the market capitalization of the free float must be higher than EUR 500 million. According to Art. 22 para. 4 DVO, all shareholdings exceeding 5% of the total voting rights of the issuer have to be excluded from the calculation of the market capitalization, unless such a holding is held by a collective investment undertaking (Organismen für gemeinsame Anlagen) or a pension fund.

The following shareholders of MFE (collectively the "MFE Anchor Shareholders") will hold more than 5% on basis of the Increased Number of Future MFE Shares A: FININVEST S.P.A. (116,401,448 MFE Shares A) and SIMON FIDUCIARIA S.P.A. (45,315,990 MFE Shares A).

In total, 161,717,438 MFE Shares A from MFE Anchor Shareholders will be excluded from the calculation of the market capitalization, resulting in a total free float of 170,438,461 MFE Shares A after settlement of the Amended Offer (corresponding to approx. 51.31%, "New Free Float Ratio").

6.6	Calculation of market capitalization of the free float after settlement

The market capitalization of the free float is calculated by multiplying the Increased Number of Future MFE Shares A with (i) the New Free Float Ratio and (ii) EUR 3.182 (i.e., the three-month average closing price on 25 March 2025, the last trading day before the publication of the decision to launch this Offer pursuant to section 10 para. 1 sentence 1 WpÜG; see section 10.3 of the Offer Document). The value free float of the Increased Number of Future MFE Shares A will therefore amount to EUR 542,335,182.90.

6.7	Determination of the number of average daily trades

For the forecast of the average daily trades of the MFE Offer Shares, the average number of trades for the MFE Shares A over the Trading Reference Period was determined. This is 1,201 ("Average Daily Trades"). This number of daily trades was adjusted to the Increased Number of Future MFE Shares A by multiplying the New Future MFE Shares A/MFE Shares A Ratio with the Average Daily Trades. The number of daily trades for the MFE Shares A on this basis amounts to 1,201 per day.

6.8	Determination of the daily value traded

For the forecast of the average traded value daily of the MFE Shares A, the average traded value daily for the MFE Shares A over the Trading Reference Period was determined. This is EUR 2,192,758.54 ("Average Daily Value Traded"). This amount was adjusted to the Increased Number of Future MFE Shares A by multiplying the New Future MFE Shares A/MFE Shares A Ratio with the Average Daily Value Traded. The average traded value daily for the Increased Number of Future MFE Shares A on this basis amounts to EUR 2,192,762.83.

6.9	Results of the liquidity test

Liquidity Test Calculations & Results
Exchange Ratio	1.3
Outstanding MFE Shares A	332,155,249
Outstanding P7 Shares (excl. P7 Shares directly held by the Bidder)	162,783,427
Shares issued to P7 Shareholders in case of 100% acceptance[1]	211,618,455
Acceptance Rate assumed for liquidity test (in % of share capital of P7)	0.0002%
Increased Number of Future MFE Shares A2	332,155,899

Increased Number of Future MFE Shares A	332,155,899
MFE Shares A from MFE Anchor Shareholders (5%+) after Settlement	161,717,438
Free Float after Settlement	170,438,461
Free Float (% of all outstanding MFE Shares A)	51.31%

MFE Share A Price (3 months average closing price) (EUR)[3]	3.182
Hypothetical Free Float Market Cap (EUR)[4]	542,335,182.90
Threshold (EUR)[5]	500,000,000
Exceeds Threshold (EUR)	42,335,182.90
Exceeds Threshold (%)	8.47%

1 number of P7 Shares outstanding and not held by MFE multiplied by Exchange ratio (adjusted for fractional share rights relating to 0.1 MFE Offer Shares, see section 6.1 of this Offer Amendment)

2 number of MFE Shares A outstanding + number of MFE Offer Shares

3 see section 10.3 and Annex 7 of the Offer Document

4 number of free float shares after Settlement multiplied by 3 months average closing price

5 minimum free float market capitalization according to OLG Frankfurt Ruling

Hypothetical Number of Trades
Average Standalone Daily Trades[6]	1,201
% Increase in MFE Shares A based on share issuance in Offer	0.0002%
Daily Trades after Settlement[7]	1,201

Threshold[8]	500
Exceeds Threshold	701
Exceeds Threshold (%)	140.2%

6 based on MFE Shares A trading data attached as Annex 8 to the Offer Document for period of 26 December 2024 until 6 May 2025.

7 based on New Future MFE Shares A/MFE Shares A Ratio. Liquidity test assumes that all former P7 Shareholders continue to trade on Euronext Milan Stock Exchange.

8 threshold pursuant to OLG Frankfurt Ruling

Hypothetical Value Traded (EUR)
Average Standalone Daily Value Traded (EUR)[9]	2,192,758.54
% Increase in MFE Shares A based on net share issuance in Offer	0.0002%
Daily Value Traded after Settlement (EUR)[10]	2,192,762.83

Threshold (EUR)[11]	2,000,000.00
Exceeds Threshold (EUR)	192,762.83
Exceeds Threshold (%)	9.64%

9 based on MFE Shares A trading data attached as Annex 8 to the Offer Document for period of 26 December 2024 until 6 May 2025.

10 based on New Future MFE Shares A/MFE Shares A Ratio. Liquidity test assumes that all former P7 Shareholders continue to trade on Euronext Milan Stock Exchange.

11 threshold pursuant to OLG Frankfurt Ruling

7.	Expected effects of a successful Amended Offer on the assets, financial position, and performance of the Bidder

The Increased Offer Consideration also leads to a partial change of the expected effects of a successful Amended Offer on the assets, financial position, and results of the Bidder.

To estimate the possible effects of the settlement of the Amended Offer on the assets, financial position, and results of the Bidder, the Bidder has carried out a preliminary and unaudited estimation of the Bidder's company-only statement of financial position that would result for the Bidder in the event of a successful settlement of the Amended Offer; section 7.3 of this Offer Amendment provides a corresponding description of the expected effects of the settlement of the Amended Offer within the meaning of section 11 para. 2 sentence 3 no. 1 WpÜG on the basis of the Bidder's company-only statement of financial position as of 31 December 2024 ("Updated Unaudited Explanatory Financial Information").

The Amended Offer also affects the information contained in the Exemption Document, in particular the Unaudited Pro Forma Financial Information. Material changes and updates resulting from the Amended Offer are set forth in Annex 1 to this Offer Amendment. Annex 1 forms part of this Offer Amendment and should be read together with the main part.

7.1	Status quo and assumptions

The information, views, and forward-looking statements on Updated Unaudited Explanatory Financial Information contained in this section 7 and the related explanations of the expected effects of a successful Amended Offer on the assets, financial position, and results of the Bidder presume the following status quo and are based in particular on the following assumptions:

7.1.1	Status quo

(a)	The Updated Unaudited Explanatory Information are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and with Part 9 of Book 2 of the Dutch Civil Code.

(b)	The Bidder was incorporated in Italy on 26 November 1987 as Futura Finanziaria S.r.l. and converted to a public company (naamloze vennootschap) under the laws of and domiciled in the Netherlands under the name "Mediaset N.V." on 18 September 2021. Since its incorporation until the publication of this Offer Amendment, the Bidder has been serving as holding entity for MFE Group, a multinational media group mainly operating in the television industry in Italy and Spain. The latest audited statement of financial position is the company-only statement of financial position of the Bidder as of 31 December 2024. To show the effects of the Amended Offer on the Updated Unaudited Explanatory Financial Information of the Bidder, the audited company-only statement of financial position of the Bidder as of 31 December 2024 is used as a basis.

(c)	After the balance sheet date 31 December 2024 until publication of this Offer Amendment, the Bidder acquired 316,874 further P7 Shares.

(d)	The Bidder currently directly holds 70,216,573 P7 Shares.

7.1.2	Assumptions

(a)	It is assumed in the following that, through the Amended Offer, the Bidder will acquire all issued P7 Shares not directly held by it, i.e., a total of 162,783,427 P7 Shares, at the Increased Offer Consideration consisting of EUR 4.48 in cash and 1.3 MFE Offer Shares per P7 Share, in return for payment of a total purchase price in cash in the amount of EUR 729,269,753.28 (162,783,427 P7 Shares multiplied by EUR 4.48, plus the value of the maximum number of remaining fractional rights in the amount of EUR 0.32 (the three-month average closing price of the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) the reference date 25 March 2025 equal to EUR 3.182 multiplied by the fractional rights relating to 0.1 MFE Offer Shares)) and transfer of a total amount of 211,618,455 MFE Offer Shares (162,783,427 P7 Shares multiplied by 1.3 MFE Offer Shares (rounded down to the next full share)).

(b)	The 211,618,455 MFE Offer Shares are created by way of the Offer Capital Increase with a value per MFE Offer Share equal to the three months average closing price for the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) 25 March 2025 (i.e., EUR 3.182), so the total value of the Offer Capital Increase is considered to be EUR 673,369,923.81. The value of the Increased Share Component is therefore equal to EUR 4.14 (EUR 3.182 multiplied with 1.3 MFE Offer Shares).

(c)	The share capital of P7 will not be increased until the Additional Acceptance Period has expired.

(d)	Synergy effects expected for the future (as described in section 4.1 of this Offer Amendment) are not taken into account.

(e)	The Transaction Costs will amount, based on estimates performed by management of the Bidder, to a maximum of EUR 40,000,000. These Transaction Costs of EUR 40,000,000 are considered to be the Transaction Costs attributable to the Bidder. The exact amount of the Transaction Costs and the related accounting treatment (including which part of them are acquisition costs, which could be capitalized (aktivierungspflichtige Anschaffungsnebenkosten) and which part constitutes immediately deductible expenses) are currently not yet known since they depend on costs specific type and nature. In the Updated Unaudited Explanatory Financial Information EUR 10,000,000 of the Transactions Costs are assumed to be capitalized on the investment based upon the accounting policy applied for the Bidder company-only financial statements as at 31 December 2024 and not considered deductible for tax purposes. The remaining EUR 30,000,000 of the Transaction Costs are assumed to be additional financing expenses (transactional costs) connected to the new loan commitments in association with the financing structure of the Amended Offer. Detailed information with regard to the financing of the Amended Offer is set forth in section 14 of the Offer Document and section 5 of this Offer Amendment. The EUR 30,000,000 additional financial expenses are accounted for as capitalized transaction costs in association with the amortized cost method for the non-current financial liabilities and payables. These costs are amortized over a period of 5 years in line with the terms of the new loan commitments.

(f)	The Amended Offer will be accounted for, based upon the accounting policy applied for the Bidder company-only financial statements as at 31 December 2024, in accordance with IAS 27 measuring the investment at cost. The consideration for the acquisition of the residual shares, will be therefore accounted as an increase in the value of the Bidder investment in P7.

(g)	The funds necessary to pay the Amended Offer Costs (on the basis of the Cash Obligation in the amount of EUR 729,269,753.28 (162,783,427 P7 Shares multiplied by EUR 4.48, plus the value of the maximum number of remaining fractional rights in the amount of EUR 0.32 (the three-month average closing price of the MFE Shares A on the Euronext Milan Stock Exchange up to (and including) the reference date 25 March 2025 equal to EUR 3.182 multiplied by the fractional rights relating to 0.1 MFE Offer Shares)), together with the Transaction Costs of EUR 40,000,000, amounting to a total of EUR 769,269,753.28), will be provided to the Bidder through the new loan commitments in association with the financing structure of the Amended Offer. Detailed information with regard to the financing of the Amended Offer is set forth in section 14 of the Offer Document and section 5 of this Offer Amendment.

(h)	As of the date of publication of the Offer Amendment, there are no material intra-group transactions or other existing relationships between the Bidder and P7, which were therefore not taken into account in the description of the effects on the assets, financial position, and results of the Bidder.

(i)	Apart from the proposed acquisition of the P7 Shares and the financing measures described in section 14 of the Offer Document and section 5 of this Offer Amendment and in section 5.6 of Annex 9 of the Offer Document in conjunction with Annex 1 of this Offer Amendment, no other effects on the assets, financial position and results of the Bidder that may arise in the future are accounted for in the Updated Unaudited Explanatory Financial Information.

(j)	Apart from the proposed acquisition of the P7 Shares and the financing measures described in section 14 of the Offer Document and section 5 of this Offer Amendment and in section 5.6 of Annex 9 of the Offer Document in conjunction with Annex 1 of this Offer Amendment, no other adjustments with respect to Updated Unaudited Explanatory Financial Information are expected to have a continuing impact on the Bidder.

The Bidder points out that the effects of the acquisition of the P7 Shares on the future financial position and profit or loss of the Bidder cannot yet be precisely forecast as of today. The reasons for this include the following:

(a)	The final amount of the Amended Offer Costs will only be certain after the Amended Offer has been consummated and the final number of P7 Shares for which the Amended Offer has been accepted is certain.

(b)	The exact amount of the Transaction Costs and which part of them is incidental acquisition costs to be capitalized in the Bidder’s company-only financial statements and which part constitutes immediately deductible expenses will not be known, either, until after the closing of the Transaction.

7.2	Methodical approach and reservations

In order to assess the expected effects of the Amended Offer on the assets, financial position, and results of the Bidder, the Bidder has made a preliminary and unaudited assessment of the assets, financial position, and results of the Bidder with respect to the Updated Unaudited Explanatory Financial Information that would result (in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and with Part 9 of Book 2 of the Dutch Civil Code) in the event of the settlement of the Amended Offer.

Below, based on the status quo and assumptions set out in section 7.1 of this Offer Amendment, a corresponding presentation of the expected effects of the completion of the Amended Offer on the basis of the stand-alone condensed statement of financial position of the Bidder as of 31 December 2024 is provided. The expected effects on the Bidder's results are described on the basis of the results expected for the future.

7.3	Effects on the Bidder's company-only financial statements

7.3.1	Assets and financial position

Subject to the assumptions and reservations made in sections 7.1 and 7.2 of this Offer Amendment and based on its present valuation, the Bidder expects that the consummation of the Amended Offer would have the following effects on its Updated Unaudited Explanatory Financial Information as of 31 December 2024 (simplified and unaudited):

in TEUR (rounded)	Bidder as of 31 December 2024	Changes due to subsequent share purchases after 31 December 2024	Bidder as of 31 December 2024 (adjusted for subsequent share purchases)	Changes due to debt financing	After debt financing	Calculated change resulting from the settlement of the Amended Offer	After the settlement of the Amended Offer
ASSETS
Investments	2,768,356	1,802	2,770,158	0	2,770,158	1,412,640	4,182,798
Cash and cash equivalents	99,973	-1,802	98,171	769,270	867,441	-769,270	98,171
Other assets	341,905	0	341,905	0	341,905	0	341,905
Total assets	3,210,234	0	3,210,234	769,270	3,979,504	643,370	4,622,874

EQUITY AND LIABILITIES
Share capital	161,677	0	161,677	0	161,677	12,697	174,374
Equity reserve	1,646,332	0	1,646,332	0	1,646,332	660,673	2,307,005
Equity	1,808,009	0	1,808,009	0	1,808,009	673,370	2,481,379
Liabilities	1,402,225	0	1,402,225	769,270	2,171,495	-30,000	2,141,495
Total equity and liabilities	3,210,234	0	3,210,234	769,270	3,979,504	643,370	4,622,874

(a)	Investments will increase from TEUR 2,768,356 as of 31 December 2024 by TEUR 1,414,442 to TEUR 4,182,798; in this context, it must be taken into account that Transaction Costs in the amount of TEUR 10,000 are assumed to be capitalized on the investment (measured at cost in the Bidder's company-only financial statements) and result in an increase of Investments by that amount.

(b)	Cash and cash equivalents will decrease by TEUR 1,802 due to the consideration paid by the Bidder for the subsequent share purchases after 31 December 2024; excluding this component, cash and cash equivalents will not change as the Amended Offer Costs will be financed in full from new loan commitments, i.e., cash and cash equivalents will initially increase from TEUR 98,171 (as of 31 December 2024 and adjusted for subsequent share purchases) by TEUR 769,270 to TEUR 867,441. As a result of the settlement of the Amended Offer and the payment of the Amended Offer Costs, cash and cash equivalents will decrease from TEUR 867,441 by TEUR 769,270 to TEUR 98,171.

(c)	As part of the Offer Capital Increase, the Bidder will issue 211,618,455 new MFE Shares A with a nominal value of EUR 0.06 per MFE Share A. The nominal value of the share capital will therefore increase from TEUR 161,677 by TEUR 12,697 (211,618,455 new MFE Shares A multiplied by EUR 0.06) to TEUR 174,374.

(d)	The amount by which the value of the Increased Share Component for the acquired P7 Shares (TEUR 673,370) exceeds the total nominal value of the MFE Offer Shares (TEUR 12,697) is TEUR 660,673 and will be allocated to the capital reserve of the Bidder. The Equity Reserves thus increases from TEUR 1,646,332 by TEUR 660,673 to TEUR 2,307,005.

(e)	As a result of the debt financing, liabilities are expected to increase from TEUR 1,402,225 by TEUR 739,270 to TEUR 2,141,495.

7.3.2	Results

Future earnings of the Bidder will presumably be influenced by the following factors:

After the settlement of the Amended Offer, the future earnings of the Bidder will consist of its income from its investments in P7 and income from other liquid capital assets. The amount of such future earnings is uncertain.

On 27 April 2023, P7 adjusted its dividend policy and will take into particular focus an appropriate level of financial leverage when determining distributions to shareholders. For the fiscal years 2024, 2023 and 2022, P7 paid a dividend in the amount of EUR 0.05 per P7 Share entitled to a dividend (2021: EUR 0.80, 2020: EUR 0.49). Based on the expectation that this amount will also be the amount of the dividend in future fiscal years, the Bidder expects that future income from its investment in P7, presuming that the assumed complete takeover of the P7 Shares actually takes place, would – under otherwise unchanged conditions – amount to approximately EUR 11,650,000 per year. However, it is not possible to predict with certainty whether or not there will continue to be any dividend paid in future fiscal years and, if so, in what amount. As described under section 9.1 of the Offer Document, the Bidder does not intend to propose any change of the current dividend policy, which complies with the investment needs of P7 and the refinancing of the existing debt facilities at maturity.

The Bidder's future expenses will presumably increase due to interest payments on the new loan commitments in association with the financing structure of the Amended Offer. Additional interest expenses on the Debt Financing in the approximate amount of EUR 35,000,000 plus 6,000,000 of amortizing cost of the one-off financial expenses are expected in the first 12 months.

8.	Withdrawal Rights

The Bidder points out pursuant to sections 21 para. 2 sentence 1, 14 para. 3 sentence 1 WpÜG that each P7 Shareholder who has accepted the Offer prior to the publication of the Offer Amendment has the right, pursuant to section 21 para. 4 WpÜG (as described in section 17.1(a) of the Offer Document), to withdraw its acceptance of the Amended Offer until the expiry of the Acceptance Period. The right of withdrawal in the event of a Competing Offer described in section 17.1(b) of the Offer Document remains unaffected. With regard to the details of the exercise and technical settlement of the withdrawal rights, reference is made to section 17.2 of the Offer Document.

Important Notice:

P7 Shareholders who have already validly accepted the Offer and wish to continue to accept it do not need to exercise their withdrawal right or take any other action in order to receive the Increased Offer Consideration in accordance with the terms and conditions of the Amended Offer.

9.	Declaration of assumption of responsibility

MFE-MEDIAFOREUROPE N.V., with its registered office in Amsterdam, the Netherlands, assumes responsibility for the content of this Offer Amendment pursuant to sections 21 para. 3, 11 para. 3 WpÜG and declares that, to its knowledge, the information provided in this Offer Amendment is correct and no material facts have been omitted.

Cologno Monzese, Italy, 28 July 2025

MFE-MEDIAFOREUROPE N.V.

Marco Giordani

Director

Annex 1

Update of the information pursuant to section 2 no. 2 of the WpÜG Offer Regulation in conjunction with article 1 (4) (1) lit. f and article 1 (5) (1) lit. e EU Prospectus Regulation and in conjunction with the respective requirements pursuant to Delegated Regulation (EU) 2021/528, as annexed to the Offer Document

This document (the “Exemption Document Amendment”) amends and supplements the Exemption Document forming part of the Offer Document.

On 8 May 2025, MFE-MEDIAFOREUROPE N.V. (the "Bidder"), Viale Europa 46, 20093 Cologno Monzese, Italy, published the offer document (the "Offer Document") including an exemption document pursuant to article 1 (4) (1) lit. f and article 1 (5) (1) lit. e of Regulation (EU) 2017/1129 with the minimum information for the exemption document pursuant to article 2 para. 1 in conjunction with annex 1 of the Delegated Regulation (EU) 2021/528 which forms part of the Offer Document as Annex 9 (the "Exemption Document") for its voluntary public takeover offer (the "Takeover Offer") to the shareholders of ProSiebenSat.1 Media SE ("ProSieben"), Unterföhring, Germany, for the acquisition of their registered no-par value shares of ProSieben, each representing a pro rata amount of the share capital of EUR 1.00 per share (ISIN: DE000PSM7770) (the "P7 Shares") against payment of a cash amount of EUR 4.48 and granting of 0.4 ordinary shares A in the Bidder per P7 Share (the "Offer Consideration").

On 4 June 2025, PPF IM LTD, a limited liability company incorporated under the laws of Cyprus, registered with the Cypriot commercial register (Department of the Registrar of Companies and Intellectual Property) under registration number HE 434775 and having its registered office at Themistokli Dervi 48, Athienitis Centennial, Flat 603, 1066 Nicosia, Cyprus ("PPF"), made a public purchase offer in the form of a partial offer to the shareholders of P7 for the acquisition of up to 31,774,760 P7 Shares not directly held by PPF (the "PPF Partial Offer"). The PPF Partial Offer has been published on the internet at www.prism-offer.com.

On 28 July 2025, the Bidder published an amendment to its Offer that amends and supplements the Offer and the Offer Document (the "Offer Amendment" and together with the Offer Document the "Amended Offer"). In such Offer Amendment, the Bidder informed, inter alia, that

(1)	the Offer Consideration is increased by way of an increase of the Share Component from 0.4 MFE Offer Shares to a total of now 1.3 MFE Offer Shares (the "Increased Share Component"). Subject to the conditions set forth in the Offer Document and the Offer Amendment, the Bidder offers to acquire all P7 Shares (ISIN DE000PSM7770) not directly held by the Bidder in return for payment of a mixed cash and share consideration per P7 Share of EUR 4.48 in cash and 1.3 MFE Offer Shares ("Increased Offer Consideration");

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(2)	the Supply Obligation increases to 211,618,455 MFE Offer Shares (rounded down to the next full MFE Offer Share) ("Increased Supply Obligation"); and

(3)	as of publication of this Exemption Document Amendment, the authorized capital of the Bidder amounts to EUR 173,676,622.14 and is divided into 532,155,249 MFE Shares A and 236,245,512 MFE Shares B ("MFE Increased Authorized Capital"). The MFE Offer Shares required for the completion of the Amended Offer will be created by way of a capital increase without pre-emptive rights from the MFE Increased Authorized Capital. In addition, and to the extent required for the completion of the Amended Offer (in particular, for the fulfilment of the Increased Supply Obligation), MFE Offer Shares will be made available to the Bidder under the Escrow Agreement (as defined in section 5.2 of the Offer Amendment).

The defined terms used but not defined in this Exemption Document Amendment shall have the meaning ascribed to such terms in the Offer Document (including, in particular, the Exemption Document which is attached as annex thereto) or (as the case may be) in the Offer Amendment. The Offer Document (including, the Exemption Document) and the Offer Amendment are available on the Bidder's corporate website (https://www.mfemediaforeurope.com/en/governance/freiwilliges-offentliches-ubernahmeangebot-an-die-aktionare-der-prosiebensat-1-media-se/).

this Exemption Document Amendment does not include the minimum information content of the exemption document pursuant to Article 2 (1) in conjunction with Annex 1 of the Delegated Regulation (EU) 2021/528. IN PARTICULAR, THIS EXEMPTION DOCUMENT AMENDMENT MUST BE READ AND CONSTRUED TOGETHER WITH THE OFFER DOCUMENT, THE OFFER AMENDMENT AND THE EXEMPTION DOCUMENT. HOWEVER, This Exemption Document Amendment does not constitute a formal supplement to the already published Exemption document and includes only certain Updates to the Exemption document.

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The Amended Offer and the PPF Partial Offer affect the information contained in the Exemption Document. Material changes and updates resulting therefrom are set forth below:

(1)	The table set out in section "3.2.6. Timetable of the Transaction" on pages 41 to 42 of the Exemption Document is to be modified as follows:

Dates	Milestone
26 March 2025	Announcement of the Offer and convocation of EGM MFE
23 April 2025	Filing of Offer Document with BaFin
7 May 2025	EGM MFE
8 May 2025	BaFin Approval and Publication of Offer Document
Commencement of Acceptance Period
12 May 2025	Announcement of the PPF Partial Offer
22 May 2025	Publication of P7 Joint Reasoned Statement by Management Board / Supervisory Board regarding the Offer
4 June 2025	Publication of PPF Partial Offer Document
18 June 2025	Publication of P7 (Joint) Reasoned Statement by Management Board / Supervisory Board regarding the PPF Partial Offer
28 July 2025	Publication of Offer Amendment
4 August 2025	Publication of P7 (Joint) Reasoned Statement by Management Board / Supervisory Board regarding the Offer Amendment
13 August 2025	Expiration of Acceptance Period
18 August 2025	First Results Publication (Acceptance Period)

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Dates	Milestone
19 August 2025	Commencement of Additional Acceptance Period
1 September 2025	Expiration of Additional Acceptance Period
4 September 2025	Final Results Publication
16 September 2025	Settlement of the Offer subject to the Offer Condition being fulfilled prior to the expiration of the Acceptance Period

(2)	The table set out in section "4.5 Dilution" on pages 68 to 72 of the Exemption Document is to be modified as follows:

							Voting
			Ownership				Rights
			No. of Shares	Share Capital by Nominal Value			(Excluding
Shareholder	No. of MFE Shares A	No. of MFE Shares B	(MFE A + MFE B)[7]	MFE B + MFE A8	MFE B	MFE A	Treasury Stock)
Finanziaria d’investimento
(today1)	116,401,448	119,463,073	41.50%	48.65%	50.57%	35.04%	50.00%
(after completion2)	116,401,448	119,463,073	30.24%	45.11%	50.57%	21.41%	46.27%
(change3)	0	0	-11.26 pp.	-3.54 pp.	0.00 pp.	-13.63 pp.	-3.73 pp.
Simon Fiduciaria S.p.A.
(today1)	45,315,990	45,314,400	15.94%	18.50%	19.18%	13.64%	19.01%
(after completion2)	45,315,990	45,314,400	11.62%	17.15%	19.18%	8.33%	17.59%
(change3)	0	0	-4.32 pp.	-1.35 pp.	0.00 pp.	-5.31 pp.	-1.42 pp.
Treasury Shares
(today1)	0	7,271,459	1.28%	2.70%	3.08%	0.00%	n/a
(after completion2)	0	7,271,459	0.93%	2.50%	3.08%	0.00%	n/a
(change3)	0	0	-0.35 pp.	-0.20 pp.	0.00 pp.	0.00 pp.	n/a

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							Voting
			Ownership				Rights
			No. of Shares	Share Capital by Nominal Value			(Excluding
Shareholder	No. of MFE Shares A	No. of MFE Shares B	(MFE A + MFE B)[7]	MFE B + MFE A8	MFE B	MFE A	Treasury Stock)
Free Float[4,5,6]
(today1)	170,437,811	64,196,580	41.28%	30.15%	27.17%	51.31%	30.99%
(after completion2)	382,056,266	64,196,580	57.21%	35.24%	27.17%	70.26%	36.14%
(change3)	211,618,455	0	+15.93 pp.	+5.09 pp.	0.00 pp.	+18.95 pp.	+5.15 pp.
Total
(today1)	332,155,249	236,245,512	100.00%	100.00%	100.00%	100.00%	100.00%
(after completion2)	543,773,704	236,245,512	100.00%	100.00%	100.00%	100.00%	100.00%
(change3)	211,618,455	0	0.00 pp.	0.00 pp.	0.00 pp.	0.00 pp.	0.00 pp.

Notes:

[1]	Status: 28 July 2025.

[2]	Status after the completion of the Offer. For purpose of this information, it has been assumed that the Offer will be accepted by all P7 Shareholders (including the shares held by P7 itself).

[3]	Change by the completion of the Offer vs. the status as of 28 July 2025.

[4]	Vivendi S.E. (“Vivendi”) directly holds, as part of the free float, 10,894,384 MFE Shares A and 10,894,384 MFE Shares B. Simon Fiduciaria S.p.A. (“SimonFid”) directly holds, as part of the free float, 45,315,990 MFE Shares A and 45,314,400 MFE Shares B. In compliance with the Italian Media Authority Decision No. 178/17/CONS, Vivendi signed a consulting agreement with SimonFid and its sole shareholder Ersel SIM S.p.A. (“Ersel”), relating to the exercise of voting rights over the MFE shares owned by SimonFid, according to the instructions given by Ersel, through its chairman. Vivendi has kept its right to provide SimonFid with voting instruction at the shareholders’ meeting resolving on matters entitling the shareholders (not taking part in said decision) to withdraw from MFE under the applicable law.

[5]	Fininvest, on the one hand, and Vivendi (together with SimonFid and its sole shareholder Ersel), on the other hand, entered into an agreement, on 3 May 2021 (amended on 18 November 2021 to take into account the introduction by MFE of the dual-class share structure), regarding certain commitments in relation to MFE. Pursuant to this agreement, Vivendi undertook to sell on the market all of the MFE Shares held directly by SimonFid (representing 19.19% of the share capital of MFE) for a period of five years from 22 July 2021. In particular, Vivendi thereby committed to sell one-fifth of the MFE Shares A and MFE Shares B held indirectly through SimonFid each year at specifically agreed minimum prices for each year (unless Vivendi authorizes the sale of these shares at a lower price). In any event, Vivendi will have the right to sell the MFE Shares A and/or the MFE Shares B held indirectly through SimonFid at any time if their price reaches EUR 1.60 (price before the reverse stock split). Fininvest is, however, entitled to purchase any such MFE Shares A and/or MFE Shares B that are not sold in each 12-month period at a price annually determined.

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[6]	The former P7 Shareholders are considered, under the assumption of the completion[2] of the offer, part of the Free Float. In relation to the former P7 Shareholders (after the completion of the Offer), the number of MFE Shares A amounts to 211,618,455, the number of MFE Shares B amounts to 0, the ownership (number of shares (MFE A + MFE B)7) amounts to 27.13%, the ownership (share capital by nominal value) amounts to, in relation to MFE B + MFE A8 7.28%, in relation to MFE B 0.00% and in relation to MFE A 38.92%, and the voting rights (excluding treasury stock) amount to 7.47%.

[7]	The percentage figures are calculated by applying the following formula: (number of MFE B + MFE A Shares owned by each shareholder) / (total number of MFE B + MFE A Shares issued).

[8]	According to AFM criteria, the percentage figures are calculated by applying the following formula: (number of MFE B + MFE A shares owned by each shareholder) * (nominal value of each Share / total nominal).

(3)	In section "5.6 Unaudited Pro Forma Financial Information" on pages 75 to 95 of the Exemption Document, in particular the information set forth in the tables in the subsections "Pro Forma Statement of Financial Position as of 31 December 2024" and "Pro Forma Consolidated Statement of Income for the financial year 2024" is to be modified as follows (based on revised assumptions which consider the Increased Share Component and it being noted that only those line items are presented below which are subject to a modification):

Unaudited modifications to the Pro Forma Statement of Financial Position as of 31 December 2024

	Pro Forma Adjustments		Pro Forma Consolidated Statement of Financial Position
In EUR million	Amount as originally reflected in the Exemption Document	Updated amount	Amount as originally reflected in the Exemption Document	Updated amount
Goodwill	-13	637	2,440	3,090
Total Non-Current Assets	-463	187	7,085	7,735
Total Assets	-436	214	9,961	10,611

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	Pro Forma Adjustments		Pro Forma Consolidated Statement of Financial Position
In EUR million	Amount as originally reflected in the Exemption Document	Updated amount	Amount as originally reflected in the Exemption Document	Updated amount
Share capital	-229	-220	166	174
Share premium reserve	-841	-383	1,353	1,812
Treasury shares	48	31	-345	-362
Net profit for the year	-109	91	80	280
Group Shareholders' Equity	-1,177	-527	3,165	3,815
Total Shareholders' Equity	-1,177	-527	3,165	3,815
Total Shareholders' Equity and Liabilities	-436	214	9,961	10,611

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Unaudited modifications to the Pro Forma Consolidated Statement of Income for the financial year 2024

	Pro Forma Adjustments		Pro Forma Consolidated Statement of Income
In EUR million	Amount as originally reflected in the Exemption Document	Updated amount	Amount as originally reflected in the Exemption Document	Updated amount
Result from investments accounted for using the equity method	-48	152	-141	60
Profit before tax	-135	66	37	237
Net Profit for the Year	-114	86	-96	105
Attributable to: Equity shareholders of the parent company	-114	86	75	275

In addition, for purposes of the Unaudited Pro Forma Financial Information, the value of the Share component increases from EUR 1.27 to EUR 4.14. The amount of the MFE Offer Shares to be transferred increases from 65,240,120 to 212,030,391. The value of the MFE Offer Capital Increase increases from EUR 207,594,061.84 to EUR 674,680,704.16 while the value per share remains at the same level as in the original offer, i.e., EUR 3.182. The total purchase price slightly decreases from EUR 730,689,349.75 to EUR 730,689,349.43 and therefore remains substantially the same. The funds necessary to pay the assumed offer costs slightly decrease from EUR 770,689,349.75 to EUR 770,689,349.43 and therefore also remain substantially the same.

Synergy effects expected for the future (as described in section 4.1 of the Offer Amendment) are not taken into account.

* * *

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